UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

September 25, 2012

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report contains a copy of the press release entitled “Textainer Completes $600 Million Revolving Credit Facility,” dated September 24, 2012.

Exhibit

1.	Press Release dated September 24, 2012

Exhibit 1

Textainer Completes $600 Million Revolving Credit Facility

HAMILTON, Bermuda, September 24, 2012 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer” or the “Company”), the world’s largest lessor of intermodal containers based on fleet size, today announced that Textainer Limited, which is a wholly-owned subsidiary of the Company, entered into a $600 million, five-year revolving credit agreement with a group of financial institutions led by Merrill Lynch Pierce Fenner & Smith Incorporated and Wells Fargo Securities LLC, and including Royal Bank of Canada; Union Bank, N.A.; HSBC Bank; KeyBank National Association; JPMorgan Chase Bank, N.A.; Citibank, N.A.; DBS Bank Ltd.; Sovereign Bank, N.A.; First Hawaiian Bank; Branch Bank and Trust Company; and Umpqua Bank. Bank of America, N.A. will serve as Administrative Agent on the revolving credit facility. The interest rate under the credit agreement is a spread over the London Interbank Offered Rate (“LIBOR”) which varies based on leverage. At the closing, the initial interest rate will be LIBOR plus 150 basis points. The proceeds from borrowings under the credit agreement are expected to be used to purchase containers and for general corporate purposes. The facility also provides for a possible $100 million increase through an accordion feature the Company may elect to utilize.

The new credit agreement represents a renewal and expansion of an existing five-year, $205 million revolving credit facility.

“We continue to see an attractive environment for growth given increased reliance by our shipping line customers on container lessors,” said Philip K. Brewer, Textainer President and Chief Executive Officer. “This new bank facility, with its attractive cost of funds, will provide additional liquidity enabling Textainer to take advantage of these favorable trends to maintain our leadership position in the industry.

“Year-to-date the Company has completed approximately $2.4 billion of financing in the debt and equity markets, resulting in over $1.3 billion in net incremental funding,” commented Hilliard C. Terry, III, Textainer Executive Vice President and Chief Financial Officer. “We appreciate the participation of new and existing banks and believe this is a clear indication of their confidence in our business model, disciplined operating philosophy and growth opportunities.”

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts, and include, but are not limited to, statements concerning the initial interest rate that is to apply at the closing and the expected use of proceeds from the borrowings under the credit agreement. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results.

The Company’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. The Company is under no obligation to modify or update any or all of the statements it has made in this press release despite any subsequent changes that the Company may make in its views, estimates, plans or outlook for the future.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. As of the most recent quarter end,

Textainer had more than 1.7 million containers, representing more than 2.6 million TEU, in its owned and managed fleet. Textainer leases dry freight, dry freight specialized, and refrigerated containers. Textainer is one of the largest purchasers of new containers as well as one of the largest sellers of used containers. Textainer leases containers to approximately 400 shipping lines and other lessees and sells containers to more than 1,100 customers worldwide and provides services worldwide via a network of regional and area offices, as well as independent depots. More information is available on the Company’s website at http://investor.textainer.com

Contact:

Textainer Group Holdings Limited

Thomas J. Gallo

Investor Relations Director

Phone: +1 (415) 658-8227

Email: ir@textainer.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2012

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer

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